DB

SECURITIES

19008139

OMB APPROVAL	
lumber:	3235-0123
s:	March 31, 2019
ited average burden	
per response.	12.00

ANNUAL AUDI I ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68736

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Motif Investing, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 East 3rd Avenue
(No. and street)

San Mateo (City) **CA** (State) **94401** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanford Ng **(650) 274-0520** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sanford Ng, affirm (or swear) that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition and supplemental schedules pertaining to Motif Investing, Inc. as of December 31, 2018, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature ____________________

Date 3/1/19

Title VP of Finance

Signature ____________________
Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of
San Mateo
Subscribed and sworn to (or affirmed)
before me on this 1st day of March, 2019, by
Sanford Ng
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature AmPandit

(Seal)

AMI M. PANDIT
COMM. #2147088
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. April 15, 2020

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Motif Investing, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Motif Investing, Inc. and subsidiary (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2011.

MOTIF INVESTING, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

Assets	
Cash and cash equivalents	$ 12,820,634
Restricted cash	1,854,698
Receivable from clearing broker	530,640
Securities owned	379,486
Fixed assets, net	601,637
Prepaid expenses	569,422
Other assets	1,081,674
Total assets	**$ 17,838,191**
Liabilities	
Accounts payable	$ 312,252
Payable to clearing broker	36,945
Convertible notes	6,100,000
Accrued expenses and other liabilities	2,169,378
Total liabilities	8,618,575
Stockholders' equity	
Common stock, $0.001 par value - 9,915,743 shares issued and outstanding	10,914
Treasury stock, at cost - 998,054 shares	(998)
Series A preferred stock, $0.001 par value - 10,129,658 shares issued and outstanding	10,130
Series B preferred stock, $0.001 par value - 8,982,303 shares issued and outstanding	8,982
Series C preferred stock, $0.001 par value - 9,654,371 shares issued and outstanding	9,654
Series D preferred stock, $0.001 par value - 7,479,269 shares issued and outstanding	7,479
Series E preferred stock, $0.001 par value - 5,579,734 shares issued and outstanding	5,580
Additional paid-in capital	128,805,629
Treasury stock	(1,999,002)
Accumulated deficit	(117,638,752)
Total stockholders' equity	9,219,616
Total liabilities and stockholders' equity	**$ 17,838,191**

See notes to consolidated financial statements.

1. NATURE OF BUSINESS

Motif Investing, Inc. (the "Company"), founded in 2010, has developed and made available to the general public technology targeted at self-directed investors and financial advisors. The Company allows individuals to make investment choices and decisions through its secure website. The Company received approval to operate and conduct business as a broker-dealer in June 2011, is registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company commenced operations in 2012. In 2014, the Company released a version of its trading platform targeted at Registered Investment Advisors ("RIAs"). In 2015, the Company launched Motif Capital Management, Inc. ("Motif Capital"), a wholly-owned investment management subsidiary of the Company. Motif Capital is a next-generation global equity investment management company that specializes in the management of thematic investment strategies for financial institutions such as private wealth management, investment companies, endowments and family offices. Motif Capital is a SEC registered investment advisory firm.

Risks and Uncertainties — The Company is subject to all of the risks inherent in an early stage business operating in the securities industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, reliance on additional equity or debt issuances for funding of operations, dependence on the development of new technology and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, and the changing nature of the securities industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer demand, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of technology and services, would have a material adverse effect on the Company's business and operating results.

2. LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has not generated significant revenues and has financed its operations and development primarily through private placements of preferred stock. The Company has incurred significant net losses and negative cash flows from operations during the period from the date of inception through December 31, 2018. Management expects operating losses and negative cash flow to continue through 2019 and perhaps further. As of December 31, 2018, the Company had cash and cash equivalents of $12,820,634, which management believes to represent sufficient liquidity to operate the business for at least the next twelve months, however consistent with its business development strategy, management intends to finance operations and development efforts through debt and equity financings.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation — As principal operations have commenced, the Company no longer reports as a development stage company as defined in FASB Accounting Standards Codification ("ASC") 915, *Development Stage Entities*. The accompanying consolidated statement of financial condition is presented on the accrual basis of accounting. The accounting and reporting

policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and general practice within the broker-dealer industry.

Consolidation — The accompanying consolidated statement of financial condition includes the accounts of the Company and Motif Capital. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements. Actual amounts could differ from such estimates and these differences could be material.

Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash — Restricted cash consists of a letter of credit issued to the landlord of office space that is leased by the Company.

Securities Owned — Securities owned are recorded on a trade-date basis and are measured at fair value. Realized and unrealized gains and losses incurred from market fluctuations of these securities are included in trading gains/losses revenue.

Receivable from and Payable to Clearing Broker — Securities transactions are executed through a clearing broker on a fully-disclosed basis. The amounts receivable from the clearing broker are primarily related to fees charged to customers by the Company for securities transactions. The amounts payable to the clearing broker are primarily related to fees charged by the clearing broker to the Company for securities transactions and customer account maintenance fees.

Fair Value of Financial Instruments — Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, restricted cash, the receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

The Company's securities owned are valued based on Level 1 inputs as defined in FASB ASC 820, *Fair Value Measurements*, which are inputs based on quoted prices in active markets. The Company's financial instruments measured at fair value as of December 31, 2018 were as follows:

		Fair value measurement using		
	Fair value	Level 1	Level 2	Level 3
Assets:				
Equity securities	379,486	379,486	-	-
Total assets	$ 379,486	$ 379,486	$ -	$ -

Fixed Assets, Net — Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method. Amortization of leasehold improvements is computed over the shorter of the useful life of the respective assets or the remaining life of the office lease. The estimated useful lives of the Company's fixed assets are as follows:

Furniture and fixtures	3 years
Computers and office equipment	3 years
Website and software development costs	3 - 5 years
Leasehold improvements	3 - 10 years

Repairs and maintenance costs are expensed as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts, and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

The Company capitalizes costs incurred to develop its website and internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three to five years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and expensed over the estimated useful life of the upgrades.

Impairment of Long-Lived Assets — The Company regularly evaluates its long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. Impairment, if any, is measured using discounted cash flows. No impairment of long-lived assets has been recorded.

Research and Development Costs — The Company expenses research and development costs as incurred. Research and development expenses include personnel and personnel-related costs, costs associated with product design, development and pilot construction and testing, research costs and other consulting and professional services, and allocated facility and related expenses.

Recent Accounting Pronouncements — In May 2017, the FASB issued Accounting Standards Update ("ASU") 2017-09, *Compensation–Stock Compensation (Topic 718)*, which was issued primarily to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. ASU 2017-09 affects any entity that changes the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 is effective for annual or any interim reporting periods beginning after December 15, 2017 with early adoption permitted. The Company adopted the standard on January 1, 2018 using the prospective method and the impacts of the standard are not material.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash.* ASU 2016-18 addresses diversity in practice from entities classifying and presenting transfers between cash and restricted cash as operating, investing or financing activities or as a combination of those activities in the statement of cash flows. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, transfers between such categories will no longer be presented in the statement of cash flows. ASU 2016-18 is effective for the Company for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company adopted the standard on January 1, 2018 and the impacts of the standard are not material.

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company adopted the standard on January 1, 2019 using the modified retrospective method and elected the practical expedients available under the standard. As a result, the Company recognized a right-of-use asset of $9,084,055, net of the existing deferred rent balance, and lease liability of $9,850,557 on January 1, 2019.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10)*, which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investees. ASU 2016-01 also requires that an entity present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU 2016-01 eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for public companies for fiscal years beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 and the impacts of the standard are not expected to be material.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, and subsequent amendments to the initial guidance, collectively referred to as Topic 606. Topic 606 requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entities expect to be entitled in exchange for those goods or services. Topic 606 will replace most existing revenue recognition guidance in GAAP when it becomes effective. Topic 606 allows entities to adopt the guidance with one of these two methods: full retrospective, which applies retrospectively to each prior reporting period presented, or modified retrospective, which recognizes the cumulative effect of initially applying the revenue standard as an adjustment to the opening balance of retained earnings in the period of initial application. Topic 606, as amended, is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the standard on January 1, 2018 using the modified retrospective method and there was no material impact to the Company's opening accumulated deficit. The impacts of the new standard are not material.

4. FIXED ASSETS

Fixed assets as of December 31, 2018 consisted of:

Furniture and fixtures	$ 216,845
Computers and office equipment	411,940
Website and software development costs	1,275,236
Leasehold improvements	513,899
Total fixed assets, gross	2,417,920
Less accumulated depreciation and amortization	(1,816,283)
Total fixed assets, net	$ 601,637

5. CONVERTIBLE NOTES

In August 2018, the Company issued $6,100,000 of convertible notes due August 2020 to existing institutional investors. Interest is due on the earlier of the conversion date or maturity date of the convertible notes. The convertible notes may only be converted upon the closing of the Company's next equity financing, a change of control, the initial public offering of the Company's equity securities or maturity. Upon conversion, holders will receive shares of the Company's stock or cash, depending on the triggering event of the conversion. The convertible notes were not eligible for conversion during the year ended December 31, 2018. The estimated fair value of the convertible notes approximated their par value as of December 31, 2018 based on the Company's estimated credit rating and current rates available to the Company for debt with the same terms and remaining maturity of the convertible notes.

6. STOCKHOLDERS' EQUITY

Common Stock— In 2010, 9,000,000 shares of common stock were issued in the initial capitalization of the Company. Early holders of common stock purchased the shares under the terms and conditions of a restricted stock purchase agreement which grants the Company the right, but not the obligation, to repurchase any shares which have not yet been released from the repurchase option at a price per share equal to the lesser of the fair market value and the original purchase price. In 2011, the Company repurchased 998,054 shares of common stock at a price of $2.0039 per share for a total of $2,000,000, which is recorded as treasury stock.

Stock Option Plan — In September 2010, the Company adopted the 2010 Equity Incentive Plan (the "2010 Plan"). Under the Company's amended and restated 2010 Plan, 7,021,920 shares of common stock are reserved for the issuance of Incentive Stock Options ("ISOs") to employees, officers, and advisors of the Company. The exercise price of a stock option is approved by the Board of Directors when the stock option is granted and may not be less than the fair market value of the shares of the Company's common stock on the grant date of the stock option. ISOs granted under the 2010 Plan generally vest 25% after the completion of 12 months of service and the balance in equal monthly installments over the next 36 months of service and expire 10 years from the date of grant.

The 2010 Plan allows for the early exercise of stock options prior to full vesting, as determined by the Board of Directors. Unvested shares are subject to repurchase by the Company at not less than the original exercise price, upon termination of employment. As of December 31, 2018, no shares of common stock held by employees resulting from the exercise of stock options were subject to repurchase.

A summary of the Company's stock option activity under the 2010 Plan is as follows:

	Number of stock options outstanding	Weighted-average exercise price per stock option	Weighted-average remaining contractual life (in years)
Stock options outstanding as of January 1, 2018	4,380,684	$1.22	
Stock options granted	575,000	1.04	
Stock options exercised	(1,458)	1.46	
Stock options cancelled	(872,230)	1.35	
Stock options outstanding as of December 31, 2018	4,081,996	1.17	7.4
Stock options exercisable as of December 31, 2018	3,024,599	1.11	6.8
Stock options available for future grants as of December 31, 2018	838,627		

7. INCOME TAXES

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to material differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for loss carry forwards. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018, the Company's deferred tax assets were exclusively related to net operating loss carry forwards and fully offset by a valuation allowance.

The Company has estimated federal and state net operating loss carry forwards as of December 31, 2018, of approximately $114,817,832 and $115,079,594, respectively, available to offset future regular and alternative minimum taxable income. The Company's federal and state net operating loss carry forwards will expire beginning in 2031, if not fully utilized.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company's minimum net capital requirement, pursuant to the requirements for introducing brokers with proprietary trading activities, is the greater of 6-2/3% of aggregate indebtedness or $100,000. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. As of December 31, 2018, the Company's net capital was $4,917,558, which was $4,342,995 in excess of its minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 1.753 to 1 as of December 31, 2018.

9. RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The receivable from and payable to clearing broker is pursuant to the clearing agreement in effect. As of December 31, 2018, the Company's receivable from clearing broker was $530,640 and payable to clearing broker was $36,945.

10. CONCENTRATION OF CREDIT RISK

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing broker as disclosed in Note 9. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivable from clearing broker is significant due to the financial stability of such financial institutions.

11. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has lease agreements for office space under non-cancelable operating lease agreements. The last of these leases expires in 2026. The Company has subleased a portion of the office space. The aggregate future minimum annual rental payments for office space under the lease agreements and aggregate future minimum annual rental income under the sublease agreements subsequent to December 31, 2018, are as follows:

	Rental Payments	Rental Income
Year ending:		
2019	$ 1,624,097	$ 992,324
2020	1,624,914	899,129
2021	1,570,715	303,386
2022	1,625,690	-
2023	1,682,589	-
Thereafter	5,089,493	-
Total	$ 13,217,498	$ 2,194,839

12. RELATED PARTY TRANSACTIONS

A few of the Company's institutional investors are also customers. The Company had $189,546 of accounts receivable outstanding as of December 31, 2018 from these related parties.

13. SUBSEQUENT EVENTS

For the purposes of these financial statements, management evaluated subsequent events through the date the financial statements were issued.

* * * * * *

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Motif Investing, Inc.

We have reviewed management's statements, included in the accompanying Motif Investing, Inc.'s Exemption Report, in which (1) Motif Investing, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 1, 2019

motif
BUILT AROUND YOU

Motif Investing's Exemption Report

We as members of management of Motif Investing, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii), (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions for the year ended December 31, 2018 without exception.

Signed:

Name: Hardeep Walia
Title: Founder & Chief Executive Officer

March 1, 2019

2 E 3rd Ave Ste 300
San Mateo, CA 94401
T 650.251.4418
F 650.251.4425
www.motif.com